SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 14D-l

                      Tender Offer Statement Pursuant to Section
                   14(d)(1) of the Securities Exchange Act of 1934
                                  (Amendment No. 3)

                                 THE ENERGY GROUP PLC
                              (Name of Subject Company)

                                 TU ACQUISITIONS PLC
                               TEXAS UTILITIES COMPANY
                                      (Bidders)


                           Ordinary Shares of 10p each and
                    American Depositary Shares, each representing
                                 Four Ordinary Shares
                    and evidenced by American Depositary Receipts
                            (Title of Class of Securities)

                                     292691 10 2
                        (CUSIP Number of Class of Securities)

                                Peter B. Tinkham, Esq.
                               Texas Utilities Company
                          Secretary and Assistant Treasurer
                                  1601 Bryan Street
                                 Dallas, Texas 75201
                                    (214) 812-4600
               (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on behalf of Bidders)

                                       Copy to:

           Robert A. Wooldridge, Esq.           Robert J. Reger, Jr., Esq.
               Worsham, Forsythe                     Reid & Priest LLP
              & Wooldridge, L.L.P.                  40 West 57th Street
               1601 Bryan Street                 New York, New York 10019
              Dallas, Texas 75201                     (212) 603-2000
                 (214) 979-3000

                                        14D-1

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          1.   Name of Reporting Person:
               TU Acquisitions PLC

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          2.   Check the Appropriate Box if a Member of a Group      (a)/x/
                                                                     (b)/ /

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          3.   SEC Use Only

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          4.   Sources of Funds
               BK
               AF

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          5.   Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(e) or 2(f)               / /

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          6.   Citizenship or Place of Organization
               England and Wales

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          7.   Aggregate Amount Beneficially Owned by Each Reporting
               Person - 114,400,000 ordinary shares

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          8.   Check Box if the Aggregate Amount in Row (7) Excludes
               Certain Shares                                           / /

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          9.   Percent of Class Represented by Amount in Row (7)
               22.0%

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          10.  Type of Reporting Person
               CO

                                        14D-1

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          1.   Name of Reporting Person; I.R.S. Employer
               Identification No.:
               Texas Utilities Company;
               75-2669310

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          2.   Check the Appropriate Box if a Member of a Group      (a)/x/
                                                                     (b)/ /

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          3.   SEC Use Only

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          4.   Sources of Funds
               BK

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          5.   Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f)                  / /

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          6.   Citizenship or Place of Organization
               Texas

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          7.   Aggregate Amount Beneficially Owned by Each Reporting
               Person - 114,400,000 ordinary shares*

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          8.   Check Box if the Aggregate Amount in Row (7) Excludes
               Certain Shares                                           / /

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          9.   Percent of Class Represented by Amount in Row (7)
               22.0%*

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          10.  Type of Reporting Person
               HC

               * Represents shares owned by TU Acquisitions PLC, an indirect wholly owned subsidiary of Texas Utilities Company

               Texas Utilities Company, a Texas corporation ("Texas Utilities"), and TU Acquisitions PLC, a public limited company incorporated in England and Wales and an indirect wholly owned subsidiary of Texas Utilities, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on March 10, 1998, and as amended on March 17, 1998 and on April 9, 1998 (the "Statement"), with respect to the offer (the "Offer") to purchase all of the outstanding (a) ordinary shares of 10p each ("Energy Group Shares") of The Energy Group PLC, a public limited company organized under the laws of England and Wales ("The Energy Group"), and (b) American Depositary Shares of The Energy Group each representing four Energy Group Shares and evidenced by American Depositary Receipts, as set forth in this Amendment No. 3. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


          Item 10.  Additional Information.
          -------   ----------------------

               (b) and (f). On April 17, 1998, the Secretary of State in the United Kingdom announced that the Offer will not be referred to the Monopolies and Mergers Commission. On April 17, 1998, Texas Utilities issued a press release in the United States with respect to the announcement, a copy of which is filed as Exhibit
          (a)(17) and is incorporated herein by reference. On April 17, 1998, Texas Utilities issued a press release in the United Kingdom with respect to the announcement, a copy of which is filed as Exhibit (a)(18) and is incorporated herein by reference.


          Item 11.  Material to be Filed as Exhibits.
          -------   --------------------------------

          EXHIBIT                DESCRIPTION
          -------                -----------


          (a)(17) Text of US press release of Texas Utilities dated April 17, 1998.

          (a)(18) Text of UK press release of Texas Utilities dated April 17, 1998.

                                      SIGNATURES

               After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


          Dated:  April 17, 1998



                                             TU ACQUISITIONS PLC


                                             By: /s/ H. Jarrell Gibbs
                                                --------------------------
                                                Name: H. Jarrell Gibbs
                                                Title: Director


                                             TEXAS UTILITIES COMPANY


                                             By: /s/ Robert S. Shapard
                                                --------------------------
                                                Name: Robert S. Shapard
                                                Title: Treasurer and
                                                       Assistant Secretary

                                    EXHIBIT INDEX


          Exhibit                Description
          -------                -----------


          (a)(17) Text of US press release of Texas Utilities dated April 17, 1998.

          (a)(18) Text of UK press release of Texas Utilities dated April 17, 1998.